Exhibit 2

CONFIDENTIALITY AND STANDSTILL AGREEMENT

March 26, 2013

Mr. David W. Wright

c/o Henry Investment Trust, L.P.

255 South 17th Street, Suite 2608

Philadelphia, PA 19103

RE:	Your letter of February 28, 2013 to the Board of Directors of Vicon Industries, Inc.

Dear Mr. Wright:

The Board of Directors of Vicon Industries, Inc. (the “Company”) met with you on March 21, 2013. The Company stated that it has agreed to nominate you as a director whose term of office will commence at the Company’s next annual meeting of stockholders scheduled for May 23, 2013 for a three-year term expiring in 2016. The Company has agreed to increase the size of its Board of Directors to accommodate your candidacy and membership on the Board to that class of directors whose term will expire in 2016 and will so provide in the Company’s proxy materials for the Company’s 2013 annual meeting. In furtherance of your candidacy, the Company may wish to provide you with material non–public information regarding the Company and its operations (the “Confidential Information”) and may provide you notice of, and ask you to participate as an observer at, any meeting of the Board of Directors held prior to the Company’s 2013 annual meeting of stockholders so that you have the opportunity to be better informed and become familiar with respect to the Company’s operations.

You agree that any Confidential Information furnished to you by officers, directors, employees, agents or representatives of the Company will be kept strictly confidential. In no event shall you use such Confidential Information for any purpose except in connection with your consideration of potentially becoming a member of the BOD. You agree not to make such Confidential Information available to any other person or group for any other purpose whatsoever. You further agree that you will not disclose to any third party the fact that you have received Confidential Information regarding the Company, or that discussions regarding your potential membership on the BOD are taking place or have taken place, or the status thereof.

The foregoing restrictions with respect to Confidential Information furnished to you shall not apply to any Confidential Information which you demonstrate (i) is or becomes generally available to the public other than as a result of disclosure by you, (ii) is or becomes available to you on a non-confidential basis prior to disclosure to you by the Company or its representatives, or (iii) is or becomes available to you on a non-confidential basis from a source other than the Company or its representatives, which source was itself not prohibited from disclosing such information by a contractual or other obligation to the Company. You acknowledge that the Company makes no express or implied representation or warranty as to the accuracy or completeness of any Confidential Information, and you agree that no such person will have any liability to you on any basis resulting from your use of the Confidential Information.

March 26, 2013

As a further condition to the furnishing of the Confidential Information, for a period ending the earlier of (i) the date you commence service as a director of the Company or (ii) the date that is six months from the date of this letter, you agree that you will not, and that you will not assist or encourage others to, directly or indirectly, (i) acquire or sell, or agree, offer, seek or propose (whether publicly or otherwise) to acquire or sell any shares of the Company’s Common Stock, (ii) engage in any “solicitation” of “proxies” (as such terms are used in the proxy rules promulgated under the Securities Exchange Act of 1934 (the “1934 Act”)), or form, join or in any way participate in a “group” (as defined under the 1934 Act), with respect to the Company’s shares of Common Stock, or otherwise seek or propose to influence or control the Board of Directors, management or policies of the Company, (iii) take any action which could reasonably be expected to place the Company under a legal obligation to make a public announcement regarding a possible transaction within the scope of the foregoing clauses, or (iv) enter into any discussions, negotiations, agreement, arrangement or understandings with any third party with respect to any of the foregoing.

If you become a director of the Company, nothing in this agreement shall be construed to limit any fiduciary obligation applicable under the New York Business Corporation Law or any other obligation applicable under the regulations of the Company.

Notwithstanding any provision of this letter, you may satisfy your obligations under the federal securities laws to disclose this letter agreement under Section 13(d) of the 1934 Act by means of an amendment to your Schedule 13D, including attaching a copy of this letter to such filing.

The preceding restrictions shall be applicable to you and to all of your affiliates, including among others Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and Canine Partners, LLC. You acknowledge that a breach by you or any of your affiliates of any of the provisions of this letter might cause irreparable harm to the Company for which it could not be adequately compensated with money damages. Accordingly, in the event of any such breach, you agree that the Company shall be entitled to temporary and permanent injunctive relief and specific performance of the provisions hereof without the necessity of proving actual damage or posting a bond or other security, which shall be in addition to any and all other legal and equitable remedies available.

This agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

If the foregoing correctly sets forth our agreement, please so indicate by executing this agreement in the space provided below and return one copy of this letter to me.

Very truly yours,

VICON INDUSTRIES, INC.

By:	/s/ Kenneth M. Darby
Kenneth M. Darby Chairman and Chief Executive Officer

March 26, 2013

Accepted and agreed to as

of the date written below:

By:	/s/ David W. Wright
David W. Wright

Date:	3/27/2013